UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2005

LEGRAND HOLDING S.A.

 (Translation of registrant's name into English)

128, avenue du Maréchal de Lattre de Tassigny

87000 Limoges

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Enclosures:  Press release announcing Legrand Holding S.A. buys ICM Group, confirming its strategy of targeted takeovers.

Limoges, 23 November, 2005

Acquisition of ICM Group: Legrand confirms its strategy of targeted takeovers

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Legrand is acquiring ICM Group, the world leader in wire cable trays, most notably with its Cablofil brand.

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This acquisition completes the Group's offer in the field of cable management, where it is world leader.

The Legrand Group has just signed an agreement (*) for the acquisition of all of ICM Group’s operations.

With brands including Cablofil®, Krieg & Zivy®, and Métal Déployé®, ICM Group is number one worldwide in wire cable trays,

an innovative metal cable management system.

In 2004, ICM Group generated net sales of around €100 million, 60% on international markets. The Group employs close to 500 people and has 6 plants in Europe and the U.S. Its head office is in France at Montbard (Côte d’Or).

Through a constantly-evolving product range and thanks to sustained R&D efforts, ICM Group offers its customers (distributors, installers and Original Equipment Manufacturers (OEMs)) innovative and economical solutions, while keeping environmental issues constantly in mind.

Designed to provide support and protection to power and communication cables in both commercial and industrial buildings, the Cablofil ranges are in perfect synergy with Legrand's offer.

Recording annual growth of 14% over 8 years, the innovative Cablofil® cable management system, an outstanding growth driver, has rapidly become a worldwide reference.

By combining these two leading positions, the Legrand Group, world leader in cable management:

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will round out its geographic coverage, especially in France and the US

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will strengthen its technological leadership in wire cable trays.

Gilles Schnepp, Vice-Chairman and CEO of the Legrand Group, said: "By acquiring Cablofil, Legrand is boosting its position in cable management and pursuing its external growth strategy, which is one of the Group's performance leverages, together with product innovation and sales & marketing investments".

Xavier de Froment, Chairman and CEO of ICM Group, added: "Joining up with the Legrand Group will give ICM Group resources—in sales, marketing, industrial and R&D terms—to accelerate growth, especially in countries where the Group is present, namely in Asia, South America and Eastern Europe."

*subject to approval from the relevant authorities

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About ICM Group

ICM Group is present in 16 countries and makes close to 60% of its net sales internationally, with the brands Cablofil®, Krieg & Zivy®, and Métal Déployé®.

As the world leader in wire cable trays, the Group today holds very strong positions in France, many other European countries, and the US. In 2004, ICM Group generated sales of €100 million, with a workforce of 500. For many years the Group has developed its positions through both external and organic growth, building on breakthroughs in technology to gain ground in a number of countries. It is pursuing a policy aimed at increasing market share.

About Legrand

Legrand is the world specialist in products and systems for electrical installations and information networks, offering solutions for use in residential, commercial and industrial buildings. Operating in over 60 countries with sales of €2.9 billion, it employs 26,000 people and its catalogues list more than 130,000 products. At Legrand, innovation drives growth — with nearly 5% of sales invested in R&D every year, the group brings out a steady stream of new, high added-value products.

Communication Financière : Legrand François Poisson Tél : +33 (0)1 49 72 53 53 Fax : +33 (0)1 43 60 54 92 E-mail : francois.poisson@legrand.fr	Contact Presse : Publicis Consultants Axel Bavière Tél : +33 (0)1 44 43 73 11 Fax : +33 (0)1 44 43 75 65 E-mail : axel.baviere@consultants.publicis.fr

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Legrand Holding S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGRAND HOLDING S.A

Date: November 23, 2005	By:	/s/ PATRICE SOUDAN

Name: Patrice Soudan
Title: Chief Financial Officer